October 31, 2025

Aamira Chaudhry

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Calor Del Sol Inc.
Amendment No. 6 to Registration Statement on Form S-1 Filed June 4, 2025 File No. 333-280138

Dear Miss Chaudhry;

In response to your letter dated June 16, 2025, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Calor Del Sol Inc. (the “Company”). Amendment No. 6 to the Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s June 16, 2025, letter in italicized text immediately before our response.

Amendment No. 6 to Registration Statement on Form S-1 filed June 4, 2025 Dilution, page 15

1. Please revise your dilution disclosure to be presented as of the most recent financial statement period presented.

Response:

We have revised our dilution disclosure on page 15 that reflects our most recent financial statement dated July 31, 2025.

Executive Compensation, page 27

2. Please update your executive compensation information for your most recently completed fiscal year ended April 30, 2025. Refer to Item 11(l) of Form S-1 and Item 402 of Regulation S-K.

Response:

We have revised the executive compensation information as of the Company’s latest Quarterly July 31, 2025.

Certain Relationships and Related Transactions, page 28

3. In addition to disclosing the amount payable to Mr. Hernandez as of the end of the most recent financial period included in the filing (e.g., January 31, 2025, in this amendment), please also disclose the amount outstanding as of the latest practicable date prior to the date of the prospectus. Refer to Item 404(d) and Item 404(a)(5) of Regulation S-K.

Response:

We have revised the amount payable to Mr. Hernandez as of the end of the most recent financial period dated July 31, 2025.

Exhibits

Exhibit 23.1, page 36

4. Please update to file a currently dated consent.

Response:

We have included the latest consent letter from the Auditor.

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Thank you for your assistance.

Very truly yours,

Calor Del Sol Inc.

/s/ Alejandro Hernandez
Alejandro Hernandez
President/Chief Executive Officer

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